ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 30, 2018	Keith MacLeod
T +1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Colony Enhanced Real Estate Income Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on November 6, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 61 to its registration statement. PEA No. 61 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 28, 2018 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing PEA No. 62 pursuant to Rule 485(b) (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 61. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

1.	Comment: Please identify DoubleLine Alternatives and DoubleLine Capital as the Fund’s adviser and sub-adviser within “A Note Regarding Debt Obligations” on page 4.

Response: The requested change will be made in the 485(b) Filing.

Investment Objective

2.

Comment: Currently, the Fund’s investment objective is to seek total return. However, given that the term “Income” appears in the Fund’s name, the Staff suggests that the objective should be revised to reflect an emphasis on seeking income, i.e., primarily seeking income, with a secondary objective of seeking appreciation.

Response: The Fund respectfully declines to make this change. The Fund respectfully submits that the Fund’s revised name, as discussed in the response to Comment 12 below, aligns with the Fund’s objective of seeking total return in excess of the Fund’s benchmark index over a full market cycle and does not convey any emphasis on either element of total return.

3.	Comment: Please identify the benchmark index by name in the Investment Objective.

Response: The Fund will add additional disclosure in the 485(b) Filing stating that the Fund’s current benchmark index is the Dow Jones U.S. Select REIT Total Return Index.

Fees and Expenses

4.	Comment: Please consider removing parenthetical explanations from the Shareholder Fees table—e.g., “(as a percentage of the offering price)”—where there are no fees in the line item.

Response: The Fund respectfully declines to make the requested change. Some of the other series of the Trust charge the referenced expenses and the Trust generally seeks to maintain the consistency of the referenced disclosure across the fund family.

5.	Comment: Please consider removing the line items for sales charges imposed on reinvested dividends, exchange fees and account fees as these are not typically included in the Shareholder Fees table.

Response: The Fund respectfully submits that keeping these line items in the 485(b) Filing will help to maintain consistency of disclosure with that of the other series of the Trust. The Trust will consider the presentation of these items as part of the annual update of the registration statements for all series of the Trust.

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6.

Comment: Please include an estimate of embedded swap expenses in basis points in Note 1 to the Annual Fund Operating Expenses table. If you are unable to include a specific number, please explain why an estimate is not possible.

Response: Note 1 to the table will include the following additional disclosure in the 485(b) Filing:

The Fund expects to enter into index-related swap transactions, under which the Fund will incur fees payable to its counterparties and other costs. The Fund estimates that it will pay fees to its swap counterparties at the time of the Fund’s inception of approximately 0.50%, expressed as an annualized percentage of the notional amounts of the index-related swap transactions. Actual costs may be higher or lower and will change over time. The Fund’s swap returns are typically also reduced by amounts based on short-term interest rates (applied against the notional amounts of the swaps) and potentially by other amounts. Swap-related fees and other costs are not included in the table above or in the example below. See “Index Risk — Note regarding Index-Based Swaps” in this Prospectus for more information regarding such fees and other costs.

7.

Comment: Please add a statement that the fees and expenses identified in Note 1 to the Annual Fund Operating Expenses table as not reflected in the table above are also not reflected in the example below.

Response: The requested change will be made in the 485(b) Filing.

8.

Comment: The Staff requests that the Fund revise the last sentence of footnote 4 to the Annual Fund Operating Expenses table or the corresponding discussion in Item 10 to disclose that the Adviser may recoup amounts waived or expenses reimbursed for only three years from the date of the waiver or reimbursement, as opposed to any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, as is currently the policy. Alternatively, the Staff believes that the Fund should identify the obligation to repay the Adviser as a liability in its financial statements or explain supplementally why the Fund’s obligation to repay the Adviser is not probable even though the period during which the Adviser can recoup amounts waived or reimbursed is longer than three years from the date of the waiver or reimbursement.

Response: The Fund believes its current disclosure and accounting practices are appropriate and generally consistent with industry practice. The Fund respectfully submits that an approach of recouping amounts waived or reimbursed by the date of the three-year

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anniversary of a fee waived or an expense reimbursed on a particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry. In addition, the Fund has not begun investment operations and may not raise significant assets for some time or ever. Accordingly, the Fund does not believe that recoupment of amounts waived or reimbursed is probable at this time.

9.

Comment: Concerning the same sentence, the Staff suggests that the ability to recoup should be subject to two limits: not only the limit in place at the time of waiver/reimbursement but also any expense limitation in place at the time the amounts are recouped.

Response: The Fund will add disclosure in Item 10 stating, in substance, that the Adviser’s right to recoupment is subject to the recoupment terms and conditions of any expense limitation that was in place when the fees were waived or expenses reimbursed and that the Adviser would generally seek reimbursement only in accordance with terms of any expense limitation agreement in place at the time of the recoupment.

Principal Investment Strategies

10.

Comment: Please revise the Principal Investment Strategies disclosure provided pursuant to Item 4(a) of Form N-1A so that it is a summary version of the disclosure provided pursuant to Item 9 of Form N-1A.

Response: In connection with the 485(b) Filing, the Fund will review the Principal Investment Strategies disclosure provided pursuant to Item 4(a) of Form N-1A.

11.

Comment: The Staff suggests that if the Fund maintains the language of “total return” in the Investment Objective, then the parenthetical in the first sentence of the Principal Investment Strategies defining “total return” should also be included in the Investment Objective.

Response: The Fund will make the requested change in the 485(b) Filing.

12.

Comment: The Staff requests that the Fund add an 80% investment policy to invest in real estate investments pursuant to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Additionally, the Staff requests that the Fund define “real estate investments” for purposes of that policy.

Response: The Fund has determined to change its name to “DoubleLine Colony Real Estate and Income Fund.” The Fund intends to adopt the following policy in connection with the revised name: The Fund will invest, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in a portfolio of investments comprised of real estate-related investments, including REITs, and income-

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producing investments. For purposes of this policy, “real estate-related investments” include, among others, securities issued by REITs of any kind, including commercial, residential, industrial, mortgage, and other types of REITs; investments issued by issuers engaged substantially in the ownership, construction, development, financing, management, servicing, sale, and/or leasing of commercial, residential, and/or industrial real estate; and instruments the returns of which are substantially determined by reference to any of the foregoing. “Income-producing investments” include but are not limited to securities or investments that pay interest or dividends, including obligations issued or guaranteed by the United States Government, its agencies, instrumentalities or sponsored corporations; corporate obligations; mortgage-backed securities; asset-backed securities; foreign securities (corporate and government, including foreign hybrid securities); emerging market securities (corporate and government); bank loans and assignments; and other securities bearing fixed or variable interest rates of any maturity. The Fund expects that it will typically gain its exposure to real estate-related investments through swap agreements.

13.

Comment: Please confirm for purposes of an 80% investment policy that derivatives will be valued based on market value. The Staff requests that if the Fund cannot so confirm, the term “real estate” should be removed from the Fund’s name.

Response: Please see the Fund’s response to Comment 12 for a discussion of the Fund’s revised name and the associated 80% investment policy. The Fund intends to value derivatives for purposes of the 80% policy in a manner consistent with Rule 35d-1. The Fund reserves the right to use an investment’s notional value to comply with the 80% policy where determined appropriate in the Adviser’s discretion. For example, if a derivative creates an exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund may use that amount for purposes of the 80% policy.

14.	Comment: The Staff requests that the Fund provide an Index white paper for review as soon as possible.

Response: The Fund will provide information responsive to this request supplementally.

15.

Comment: A description of the Index provides: “Each quarter the Index’s systematic methodology is applied to the universe of U.S.-listed real estate investment trust (“REIT”) securities meeting specified criteria for scale and liquidity.” (i) Please describe what this universe is; and (ii) please disclose the criteria for scale and liquidity with more specificity.

Response: The Index’s selection universe includes all REITs that are listed on the NYSE, NASDAQ or the NYSE American and applies, among other things, minimum average daily trading values and market capitalizations as part of its selection criteria. The Fund will add the information in this response to the Principal Investment Strategies in the 485(b) Filing. Please see also the information provided in response to Comment 14 above.

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16.

Comment: The Staff requests that the Fund provide in the comment response letter the identity of the Index sponsor. Further, the Staff asks whether the Index sponsor is affiliated with the Fund or the Adviser. If the Index sponsor is affiliated, please state so in the disclosure. The Staff also requests information regarding how many other parties license the Index or if the Index is solely for the Fund.

Response: The Index’s sponsor is Barclays Index Administration, a distinct function within the investment bank of Barclays Bank PLC, and disclosure to that effect will be added in the 485(b) Filing. Barclays Bank PLC is not an affiliated person of the Fund or the Adviser. The Fund’s investment adviser, DoubleLine Alternatives, expects to license the Index from Barclays Bank PLC and intends to sub-license the right to use the Index to the Fund and, potentially, other accounts advised by DoubleLine Alternatives. DoubleLine Alternatives does not expect that it will be entitled under the license agreement to the exclusive right to use the Index. However, DoubleLine Alternatives does expect Barclays Bank PLC to agree not to license the Index to any other registered investment company in the United States during the term of the license agreement.

17.	Comment: Please disclose (i) the frequency of each rebalance/reconstitution of the Index and (ii) the number of Index components within a range.

Response: The Index’s methodology is applied quarterly to rebalance or reconstitute the Index. The Index must have at least 25 components at each quarterly rebalance or reconstitution. There is no maximum number of components that may comprise the Index. The Fund intends to provide additional information responsive to this comment together with its supplemental response to Comment 14 above.

18.

Comment: A description of the Index provides: “DoubleLine Alternatives or the Fund’s Board of Trustees may in their sole discretion and without advance notice to shareholders select, in place of the Index, another index (such as the Dow Jones U.S. REIT Index) or a basket of investments.” Please confirm that the prospectus would be updated to reflect such a change.

Response: The Fund expects that it would supplement its disclosure promptly in such a case.

19.

Comment: Concerning the same sentence as Comment 18, if the Fund replaces the Index with the Dow Jones U.S. REIT Index, the Fund should also revise its investment objective and supplement the Fund’s prospectus. Please confirm that you would.

Response: The Fund confirms that if it were to change its benchmark index, the Fund would revise its investment objective and related disclosure promptly.

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20.

Comment: The Staff notes that the Fund states in the second sentence on page 7: “Therefore, the Fund is not designed to replicate the performance of any index.” Please explain how this statement does not conflict with the first sentence of the Principal Investment Strategies, which says that the Fund seeks total return in excess of the benchmark index.

Response: The Fund respectfully submits that the above-referenced sentences are not inconsistent. The Fund intends to invest in both fixed income investments and in other instruments the returns of which are based on the performance of the Colony Capital Fundamental US Real Estate Securities Index (the “Colony Index”). The Fund’s investment objective is to seek total return in excess of the Dow Jones U.S. Select REIT Total Return Index (the “Dow Jones Index”). The Fund respectfully submits that this distinction is conveyed through the first two sentences of the Principal Investment Strategies:

The Fund seeks total return (capital appreciation and current income) in excess of the benchmark index, the Dow Jones U.S. Select REIT Total Return Index (the “Dow Jones U.S. REIT Index”), over a full market cycle.

The Fund will seek to use derivatives, or a combination of derivatives and direct investments, to provide a return (before fees and expenses) that approximates the performance of the Colony Capital Fundamental US Real Estate Securities Index (the “Index”).

With respect to approximation of the Colony Index, the Principal Investment Strategies further explain that, because “the Fund will also invest in a portfolio of debt securities to seek to provide additional total return over the long term,” only “a portion of the Fund’s assets may be invested in instruments whose performance is based on an index” and that “therefore, the Fund is not designed to replicate the performance of any index.”

21.

Comment: The Staff notes that the Fund states in the second paragraph on page 7: “The Fund will likely enter into swap transactions related to the Index with a single or a limited number of counterparties for the foreseeable future.” Please confirm whether the Fund is expected to have more than 25% of its assets exposed to a single counterparty and, if so, please identify by name the counterparty and disclose corresponding risk.

Response: The Fund confirms that the market value of its swap positions with any one swap counterparty at any time is not expected to exceed 25% of the Fund’s assets.

22.

Comment: The Staff requests that, if some portion (sufficient to be a principal investment strategy) of debt investments is used with the purpose of segregating assets for 1940 Act Section 18(f) compliance with respect to total return swaps, the Fund include disclosure to that effect.

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Response: The principal purpose of the Fund’s investments in debt securities is to achieve the Fund’s investment objective. Accordingly, the Fund respectfully declines to add disclosure based on this comment. However, the Fund confirms supplementally that it intends to earmark assets in respect of the Fund’s derivative positions in accordance with guidance from the Commission or its Staff.

23.

Comment: The Staff notes that the Fund states in the third paragraph on page 7: “alternatively, DoubleLine Capital may choose to invest all or a portion of the Fund’s assets in one or more fixed income funds advised by DoubleLine Capital or a related party of DoubleLine Capital.” The Staff requests that, if the Fund will have more than 25% of its assets in a particular fund, that fund be identified by name.

Response: The Fund confirms that it does not expect to have more than 25% of its assets invested in any one fund.

24.

Comment: If the Fund can invest more than 15% of its assets in below-investment-grade, non-agency mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), please review the liquidity risk disclosure and ensure its prominence.

Response: The Fund has reviewed its existing disclosure and respectfully submits that the Fund’s liquidity risk is disclosed and discussed prominently. See, for example, Liquidity Risk, Collateralized Debt Obligations Risk and Structured Products and Structured Notes Risk in the Fund’s Principal Risks. Please see also the Fund’s response to Comment 29.

25.

Comment: If the Fund can invest more than 15% of its assets in below-investment-grade collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”), please review the liquidity risk disclosure and ensure its prominence.

Response: Please see the Fund’s response to Comment 24.

26.	Comment: If the Fund will invest more than 15% of its net assets in non-agency CMBS, RMBS, CLOs, CDOs, CMOs and other pooled investments, please provide the following information supplementally.

a.	Given the liquidity of these investments, please explain in detail how the Fund determined that its investment strategy is appropriate for the open-end fund structure.

b.

Please explain in detail how the Fund determined that these expected holdings are liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the investment). Your response should include general market data on the types of investments and data on the liquidity of the investments that the Fund will invest/invests in, including information about:

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1.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in non-agency CMBS, RMBS, CLOs, CDOs, CMOs and other pooled investments;

2.	The specific measures that the Fund would take if it received a large redemption request;

3.	The existence of an active market for the investment, including the number, diversity and quality of market participants;

4.	The frequency of trades or quotes for the investment, including the daily trading volume;

5.	The volatility of trading prices for the investment;

6.	Bid-ask spreads for the investment;

7.	Restrictions on trading or transferring the investment;

8.	The availability of, and Adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs, and non-agency RMBS/CMBS; and

9.	How the Fund will be able to appropriately value these investments on a daily basis.

Response:

(a) DoubleLine Alternatives and DoubleLine Capital (collectively, “DoubleLine”) expect to assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the Program Administrator will consider a number of factors, including whether the Fund’s principal investment strategies are appropriate for an open-end fund. DoubleLine believes the Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, DoubleLine Capital’s extensive experience trading the fixed income securities in which the Fund expects to invest principally, the number of market makers for the sectors of the fixed income market in which the Fund expects to invest, DoubleLine Capital’s expectation to manage a portfolio of fixed income investments diversified across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions in various market sectors, and certain other features of the Fund, including the highly liquid investment minimum and other liquidity risk management measures the Fund expects to implement as part of its Program. The Fund’s investment adviser also assessed the Fund’s ability to liquidate its portfolio in stressed conditions as part of its risk assessment and the results of those tests also informed the investment adviser’s view that the Fund’s principal investment strategies are appropriate for an open-end fund.

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(b) DoubleLine expects to assess the liquidity of each of its holdings and classify them in accordance with the requirements of Rule 22e-4. In doing so, DoubleLine will consider those factors it believes are relevant to assessing the liquidity of each investment, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating; the Fund’s Program also requires consideration of certain Fund-specific factors. The Fund has not begun investment operations at this point in time and so does not have any specific holdings for which it could provide market data.

(1) Any percentage limits applicable to the Fund’s principal investment strategies have been disclosed in the Fund’s prospectus.

(2) The Fund cannot know at this time the specific measures that it would take if it received a large redemption request as the Fund’s actions would depend on, among other things, its actual holdings and market conditions at the time of the redemption request for each of the types of investments it holds. However, the Fund expects to have a variety of liquidity risk management tools available to it in the event of a large redemption, including liquidating portions of its investment portfolio, borrowing from the fund complex’s existing uncommitted credit facility and engaging in redemptions in kind.

(3) – (9) Please refer to the responses above. In addition, the Fund’s administrator has primary responsibility for calculating the Fund’s net asset value; however, DoubleLine Alternatives expects to provide assistance with respect to the valuation of the Fund’s investments in Index-related swap agreements and DoubleLine Capital expects to provide assistance with respect to the valuation of the Fund’s investments in fixed income investments. In that role, DoubleLine Capital expects to consider information, when available and in its possession, regarding the quality and historical experience of the types of loans or other assets held by the issuer of each structured product in which the Fund invests. Where relevant, DoubleLine Capital’s evaluation of an investment’s value may be influenced by any guarantees or other credit enhancements that may apply to or support the obligations of the issuer. DoubleLine Capital has extensive experience valuing the types of investments the Fund expects to make, including fair valuing them when evaluations provided by pricing vendors are unavailable or determined to be unreliable. As of the date of this response letter, DoubleLine Capital expects to invest all or substantially all of the Fund’s assets allocated to fixed income investments in securities for which approved pricing vendors provide pricing evaluations.

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27.

Comment: The Staff notes that section (vi) of “The Fund’s Investments in Debt Instruments” on page 7 states that the Fund may invest in “bank loans.” The Staff is aware of reports that traditional lender protections are being eroded and that covenant-lite loans are increasingly common. See, for example, a Wall Street Journal article entitled “Leveraged Loans Not as Safe As They Once Were,” dated August 16, 2018. If the Fund intends to invest in covenant-lite loans, please describe that here and the extent to which the Fund can invest in those loans. Additionally, please add risk disclosure for covenant-lite loans.

Response: The Fund will add disclosure concerning covenant-lite loans in the 485(b) Filing. The Fund does not have an expected investment target for covenant-lite loans nor does it have a limit on such investments. The Fund reserves the flexibility to invest in covenant-lite loans to the extent that DoubleLine believes they are consistent – when viewed with the other investments of the Fund – with the Fund’s investment objective and principal investment strategies.

28.

Comment: The Staff notes that section (ix) of “The Fund’s Investments in Debt Instruments” on page 7 states that the Fund may invest in “convertible securities.” If the Fund can invest in contingent convertible securities (“CoCos”) to the level of a principal strategy, the Staff requests that the Fund say that in this section and disclose the corresponding risks of CoCos.

Response: The Fund does not intend to invest in CoCos as a principal investment strategy. Accordingly, the Fund respectfully declines to add disclosure to the Fund’s Principal Investment Strategies regarding them at this time.

29.	Comment: Please ensure that the list of fixed income investments reflects only principal strategies of the Fund.

Response: The excerpted portion below of the Fund’s Principal Investment Strategies reflects changes the Fund will make in the 485(b) Filing to identify the Fund’s principal strategies:

The Fund’s Investments in Debt Instruments. Under normal circumstances, to the extent use of the above-described derivatives strategy leaves a substantial portion of the Fund’s assets available for other investment by the Fund, the Fund intends to invest those assets in a portfolio of debt instruments managed by DoubleLine Capital to seek to provide additional ~~long-term~~ total return over the long term. The Fund may invest directly in debt instruments; alternatively, DoubleLine Capital may choose to invest all or a portion of the Fund’s assets in one or more fixed income funds advised by DoubleLine Capital or a related party of DoubleLine Capital. Debt instruments in which the Fund may invest may include, by way of example, (i) securities or other income-producing instruments issued or guaranteed by the U.S. Government, its

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agencies, instrumentalities or sponsored corporations (including inflation-protected securities); (ii) corporate obligations; (iii) mortgage-backed securities (including commercial and residential mortgage-backed securities) and other asset-backed securities, collateralized mortgage obligations (“CMOs”), government mortgage pass-through securities, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (e.g., interest-only and principal-only securities), and inverse floaters; (iv) collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”); (v) foreign securities (corporate and government, including foreign hybrid securities), including emerging market securities; (vi) bank loans and assignments and other fixed and floating rate loans (including, among others, senior loans, second lien or other subordinated or unsecured fixed or floating rate loans, delayed funding loans and revolving credit facilities); (vii) municipal securities and other debt obligations issued by states, local governments, and government-sponsored entities, including their agencies, authorities, and instrumentalities; (viii) inflation-indexed bonds; (ix) convertible securities; (x) preferred securities; (xi) ~~distressed and defaulted securities;(xii)~~ payment-in-kind bonds; (~~xiii~~xii) zero-coupon bonds; (~~xiv~~xiii) custodial receipts, cash and cash equivalents; (~~xv~~xiv) short-term, high quality investments, including, for example, commercial paper, bankers’ acceptances, certificates of deposit, bank time deposits, repurchase agreements, and investments in money market mutual funds or similar pooled investments; and (~~xvi~~xv) other instruments bearing fixed, floating, or variable interest rates of any maturity. The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, ~~including~~but does not intend to invest in the equity or “first loss” tranche of such investments.

In managing the Fund’s portfolio of debt instruments, under normal market conditions, the portfolio managers intend to seek to construct an investment portfolio with an overall dollar-weighted average effective duration of between one and three years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates as determined by DoubleLine Capital. The longer a portfolio’s effective duration, the more sensitive it will be to changes in interest rates. The effective duration of the Fund’s portfolio of debt instruments may vary materially from its target range, from time to time, and there is no assurance that the effective duration of the portfolio will always be within its target range. DoubleLine Capital monitors the effective duration of the Fund’s portfolio of debt instruments to seek to assess and, in its discretion, adjust the Fund’s exposure to interest rate risk.

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The Fund may invest in debt instruments of any credit quality, which may include securities that are at the time of investment unrated or rated BB+ or lower by S&P Global Ratings (“S&P”) or Ba1 or lower by Moody’s Investor Service, Inc. (“Moody’s”) or the equivalent by any other nationally recognized statistical rating organization or unrated securities judged by DoubleLine Capital to be of comparable quality. Corporate bonds and certain other fixed income instruments rated below investment grade, or such instruments that are unrated and determined by DoubleLine Capital to be of comparable quality, are high yield, high risk bonds, commonly known as “junk bonds.” Generally, lower-rated debt securities offer a higher yield than higher-rated debt securities of similar maturity but are subject to greater risk of loss of principal and interest than higher-rated securities of similar maturity. The Fund may invest up to 33 1/3% of its net assets in junk bonds, bank loans and assignments rated below investment grade or unrated but determined by DoubleLine Capital to be of comparable quality, and credit default swaps of companies in the high yield universe. DoubleLine Capital does not consider the term “junk bonds” to include any mortgage-backed securities or any other asset-backed securities, regardless of their credit rating or credit quality.

~~The Fund may invest up to 5% of its net assets in defaulted corporate securities. The Fund might do so, for example, where the portfolio managers believe the restructured enterprise valuations or liquidation valuations may exceed current market values. Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or insolvency proceedings) is subject to significant uncertainties.~~

The Fund may invest a portion of its assets in inverse floater securities and interest-only and principal-only securities. An inverse floater is a type of instrument, which may be backed by or related to a mortgage-backed security, that bears a floating or variable interest rate that moves in the opposite direction to movements in interest rates generally or the interest rate on another security or index. Because an inverse floater inherently carries financial leverage in its coupon rate, it can change very substantially in value in response to changes in interest rates. Interest-only and principal-only securities may also be backed by or related to a mortgage-backed security. Holders of interest-only securities are entitled to receive only the interest on the underlying obligations but none of the principal, while holders of principal-only securities are entitled to receive all of the principal but none of the interest on the underlying obligations. As a result, they are highly sensitive to actual or anticipated changes in prepayment rates on the underlying securities.

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The Fund may invest a portion of its net assets in debt instruments (including hybrid securities) issued or guaranteed by companies, financial institutions and government entities in emerging market countries. An “emerging market country” is a country that, at the time the Fund invests in the related fixed income instruments, is classified as an emerging or developing economy by any supranational organization such as the International Bank of Reconstruction and Development or any affiliate thereof (the “World Bank”) or the United Nations, or related entities, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

The Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described above by investing in other investment companies, including, for example, other open-end or closed-end investment companies~~,~~ and ETFs, ~~and domestic or foreign private investment vehicles,~~ including ~~investment companies~~those sponsored or managed by the Adviser or its related parties. The Fund may engage in short sales or take short positions, either to earn additional return or to hedge existing investments.

30.

Comment: The Staff notes that in the fifth paragraph of page 7, the Fund states that it may invest in “credit default swaps of companies in the high yield universe.” If the Fund will sell credit default swaps (“CDS”), please state so explicitly and also disclose somewhere in the filing that the Fund will segregate the notional value of its obligation under the CDS for asset coverage in accordance with Section 18(f)(1) of the 1940 Act.

Response: The Fund currently does not anticipate selling CDS. If the Fund should in the future determine to sell CDS, the Fund will segregate assets in a manner it determines to be appropriate in light of, among other things, Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). The Fund respectfully refers the Staff’s attention to page 5 of the SAI, in which the Fund states, “The Fund or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by applicable law.”

31.	Comment: The Staff notes the following sentences should be disclosed as risks rather than strategies (Item 4(b) rather than 4(a) of Form N-1A):

a.

“Repayment of defaulted securities and obligations of distressed issuers (including insolvent issuers or issuers in payment or covenant default, in workout or restructuring or in bankruptcy or insolvency proceedings) is subject to significant uncertainties.”

b.	“Because an inverse floater inherently carries financial leverage in its coupon rate, it can change very substantially in value in response to changes in interest rates.”

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c.	“As a result, [interest-only securities] are highly sensitive to actual or anticipated changes in prepayment rates on the underlying securities.”

Response: Concerning Comment 31(a), the Fund will make the requested change in the 485(b) Filing. Concerning Comments 31(b) and (c), the Fund has considered the comments and respectfully declines to make any changes in response.

32.

Comment: The Staff notes that in the second paragraph on page 8, the Fund states it may invest in “domestic or foreign private investment vehicles.” Please explain the types of private investment vehicles in which the Fund intends to invest. To the extent such vehicles include private equity and/or hedge funds, please confirm that the Fund will treat them as illiquid.

Response: The Fund does not currently intend to invest in the type of private pooled investment vehicles (i.e., private equity funds or hedge funds) referred to in the disclosure and therefore will remove references to such investments in the 485(b) Filing. Please see the response to Comment 29.

33.

Comment: The Staff notes that in the second paragraph on page 8, the Fund states it “may engage in short sales, either to earn additional return or to hedge existing investments.” Please confirm that any interest or dividend expense on short sales is reflected in the Annual Fund Operating Expenses table.

Response: The Fund confirms that any interest or dividends payable in connection with the Fund engaging in short sales would be included in the Annual Fund Operating Expenses table in accordance with the relevant requirements of Form N-1A.

34.

Comment: Please inform the Staff as to what percent of the Fund’s assets will be exposed using short sales. Depending on your response, the Staff may request that the Fund make the disclosure about short sales more prominent.

Response: The Fund does not expect to have significant short sale positions; however, the Fund may take short interest rate and other similar positions to the extent consistent with, among other things, the Fund’s principal investment strategies.

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Principal Risks

35.

Comment: The Staff requests that the Fund consider listing the risks based on the order of importance rather than alphabetically, as suggested by the Director of the Division of Investment Management in a recent speech.[1]

Response: The Fund respectfully declines to make the requested change at this time.

36.	Comment: The Staff notes that there are 36 principal risks listed under Principal Risks on pages 8 through 13. Please review to confirm these are all, in fact, the principal risks.

Response: The Fund respectfully submits that all of the risks included are principal risks in that they reflect (i) the range of strategies that may be used to manage a variety of circumstances and (ii) the fact that the Fund comprises two portfolios, each of which may present a different balance of principal risks.

37.	Comment: Please inform the Staff if the Financial Services Risk is included because of the Fund’s investments through the use of counterparties. If so, please clarify.

Response: In the 485(b) Filing, the Fund will clarify that Financial Services Risk applies to “an investment in issuers in the financial services sector or transactions with one or more counterparties in the financial services sector.”

38.	Comment: The Staff notes the existence of Liquidity Risk and reiterates Comments 24 and 25.

Response: Please see the responses to Comments 24, 25 and 26.

39.

Comment: The Staff notes the following statement in the second paragraph on page 29 under Market Capitalization Risk: “REITs tend to be smaller and medium capitalization issuers in relation to the equity markets as a whole.” Please disclose this or the Fund’s market capitalization policy in the Fund’s Principal Investment Strategies.

Response: In the 485(b) Filing, the Fund will add corresponding disclosure to the Fund’s Principal Investment Strategies. The Fund notes that it does not have a policy regarding investing in issuers of any particular market capitalization.

40.

Comment: The Staff notes the inclusion of a Portfolio Management Risk factor. Please consider whether the Fund should also include a passive management risk factor because the Fund is an enhanced index fund.

1 See “Keynote Address - ICI Securities Law Developments Conference,” Dalia Blass (available at: https://www.sec.gov/news/speech/speech-blass-102518).

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Response: The Fund respectfully submits that it is not passively managed nor does it seek to track the performance of an index. Please see the response to Comment 20.

41.	Comment: The Staff suggests that Real Estate Risk be given more prominence as “Real Estate” is in the name of the Fund.

Response: The Fund respectfully declines to make the requested change at this time.

42.	Comment: Please clarify what the Structured Products and Structured Notes Risk covers.

Response: In the 485(b) Filing, the Fund will add the following, which is included in the Item 9 Structured Products and Structured Notes Risk, to the corresponding Item 4 version:

structured products and structured notes risk: the risk that an investment in a structured product, which includes, among other things, CDOs, mortgage-backed securities, other types of asset-backed securities and certain types of structured notes, may decline . . .

43.

Comment: Under Affiliated Fund Risk on page 18, the Fund states: “The Adviser has agreed to reduce its advisory fee to the extent of advisory fees paid to the Adviser or its related parties by other investment vehicles in respect of assets of the Fund invested in those vehicles.” Please confirm that the gross pre-waiver advisory fee is the one in the management fee line item of the Annual Fund Operating Expenses table, i.e., the management fee listed in the table should be the one in the management agreement.

Response: The Fund so confirms.

Item 9 Risks

44.

Comment: Please consider adding disclosure within Loan Risk that loans may not be securities, so investments in loans may not have the protections of the federal securities laws. The Fund currently has this disclosure in the SAI.

Response: The requested change will be made in the 485(b) Filing.

45.

Comment: Earlier disclosure on page 24 says that the Fund will not take temporary defensive positions with respect to the part of the Fund invested to track an index. Please revise Temporary Defensive Strategies to make this clarification.

Response: The Fund respectfully submits that the disclosure on page 24 and the Temporary Defensive Strategies on page 35 are consistent. The Index Risk on page 24 reads, in part, as follows (emphasis added):

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With respect to the portion of the Fund invested to earn a return that relates to the performance of an index, the Adviser does not typically expect to use techniques or defensive strategies designed to lessen the effects of volatility in the level of the index or to reduce the impact of periods when the level of the index declines. Accordingly, a decline in the level of such an index should be expected to reduce the overall total return of the Fund.

Accordingly, while the Fund does not typically expect to do so, it may, in adverse conditions, engage in defensive strategies with respect to its index-based portfolio.

46.

Comment: The Staff notes that under Temporary Defensive Strategies on page 35, the Fund states that it “may also use derivatives . . . as an efficient means to adjust the Fund’s interest rate, credit, and other exposures in response to changing market conditions.” The Staff is concerned that this does not describe the Fund taking a defensive position, but, rather, describes the Fund’s ability to invest with different strategies based on changing market conditions.

Response: In response to this comment, the disclosure will be revised substantially as follows:

When attempting to respond to adverse market, economic, political, or other conditions, the Fund may take temporary defensive positions that may be inconsistent (including materially inconsistent) with the Fund’s principal investment strategies. The Adviser then may, but is not required to, temporarily use alternative strategies that are mainly designed to limit the Fund’s exposure to such adverse conditions under the circumstances. In implementing these strategies, the Fund may invest primarily in, among other things, U.S. Government and agency obligations, fixed or floating rate investments, derivative instruments, cash or money market instruments (including money market funds), or any other securities or instruments that the portfolio managers consider consistent with such defensive strategies or deemed consistent with the then existing market conditions. By way of example, the Fund may hold a higher than normal proportion of its assets in cash in times of extreme market stress. The Fund may also use derivatives, such as futures contracts, interest rate swaps, and credit default swaps, as an efficient means to adjust the Fund’s interest rate, credit, and other exposures in connection with taking such temporary defensive positions ~~response to changing market conditions~~. During periods when the Fund has taken temporary defensive positions, the Fund may not achieve its investment objective.

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Management of the Fund

47.

Comment: In the Item 10 disclosure about the portfolio managers, please clarify whether they are working on the same level. If so, please state that they are “jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.” If there is a lead portfolio manager, please state so and identify that person as being primarily responsible.

Response: The Fund will revise the disclosure to clarify that Mr. Sherman is primarily responsible for the day-to-day management of the portion of the Fund’s assets that is invested in instruments whose performance is based on a REIT or a combination of REITS, such as derivative instruments where the Index is the reference asset, and that Mr. Gundlach and Mr. Sherman are jointly and primarily responsible for the day-to-day management of the portion of the Fund’s assets that is invested in a portfolio of income-producing obligations other than REITs.

48.

Comment: The Staff notes that in the third paragraph under Additional Information on page 37, the Fund states: “Neither this Prospectus, the SAI, nor the Fund’s registration statement is intended, or should be read, to be or to give rise to an agreement or contract between the Trust or the Fund and any shareholder, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please delete “other than any rights under federal or state law that may not be waived.”

Response: The Fund respectfully declines to make the requested change at this time.

How to Redeem Shares

49.

Comment: The Staff notes that in the third paragraph on page 43, the Fund states: “Some of the DoubleLine Funds may also have available to them uncommitted lines of credit that they may draw on to manage their liquidity needs.” Please clarify whether this Fund or any other DoubleLine Funds has such a line.

Response: In the 485(b) Filing, the Fund will clarify that there is an uncommitted line of credit that is available to all of the series of the Trust, including the Fund.

SAI

50.	Comment: Please add, per Form N-1A Item 14(a)(4), the date of the prospectus to the cover page of the SAI.

Response: The requested change will be made in the 485(b) Filing.

51.	Comment: The Staff notes the following concerning fundamental investment policy #4:

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a.	In the clause “except that the Fund may invest without limit in real estate-related securities,” please replace “may” with “will.”

b.	Please revise clause (i) to say what is said at the bottom of page 21 of the SAI, which sets forth the Staff’s position regarding treatment of loans.

c.	Please revise clause (ii) to say that the Fund “will consider the underlying holdings of investment companies in determining compliance with its concentration policy.”

d.	Please delete clause (iii)—every type of investment, other than U.S. Government securities, has to be characterized.

Response:

a. The Fund has revised its industry concentration policy, which will be reflected in the 485(b) Filing, as follows:

The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in securities of issuers in a single industry, except that the Fund ~~may invest without limit~~will concentrate its investments in real estate-related ~~securities~~investments (for purposes of this restriction, (i) bank loans and loan participations will be considered investments in the industry of the underlying borrower, (ii) investment companies are not considered to constitute an industry, and (iii) derivatives counterparties are not considered to be part of any industry).

For purposes of applying the terms of the Fund’s fundamental policy number 4, the Adviser will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each issuer of securities in which the Fund invests. As a general matter, the Fund considers an industry to be a group of companies whose principal activities, products or services offered give them a similar economic risk profile vis à vis issuers active in other sectors of the economy. The definition of what constitutes a particular industry is therefore an evolving one, particularly for issuers in industries that are new or are undergoing rapid development. Some issuers could reasonably fall within more than one industry category. For example, some companies that sell goods over the Internet (including issuers of securities in which the Fund may invest) were initially classified as Internet companies, but over time have evolved into the economic risk profiles of retail companies. The Adviser will use its reasonable efforts to assign each issuer to the category which it believes is most appropriate. Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities. The Fund currently considers

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real estate-related ~~securities~~investments to include, among others, securities issued by real estate investment trusts (“REITs”) of any kind, including commercial, residential, industrial, mortgage, and other types of REITs~~, as well as securities~~; investments issued by issuers engaged substantially in the ownership, construction, development, financing, management, servicing, sale, and/or leasing of commercial, residential, and/or industrial real estate; and instruments the returns of which are substantially determined by reference to any of the foregoing. The specific ~~securities~~investments that the Fund may from time to time consider to qualify as “real estate-related ~~securities~~investments” will change over time. For purposes of calculating the Fund’s exposure to real estate-related investments, the Fund may measure the exposure gained through a derivative instrument by reference to the instrument’s notional value.

b.      The Fund respectfully declines to make the requested change. The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy. The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration.

Loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally change very little in response to factors affecting the industry of the participating agent or other financial intermediary. In addition, in the context of an intermediary that is acting as a pass-through with respect to a loan or participation, the primary concern with respect to that intermediary relates to a specific issuer—i.e., that the intermediary may be unable to meet its obligations under the arrangements and that such failure may adversely affect the Fund. In contrast, industry concentration considerations are principally about exposure to changes in an industry that will affect the values of the investments in all or most of the issuers in such industry similarly.

c.    The Fund respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry. However, the Fund has confirmed that none of the investment companies in which the Fund expects to potentially invest has a policy to concentrate its investments in any one industry.

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d.    The Fund respectfully declines to make the requested change. The Fund notes that the quoted language is intended to address the fact that, when the Fund enters into derivative transactions with a dealer, it does so to gain exposure to the security or other reference asset underlying the derivative, and not to the dealer itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the dealer counterparty as the issuer for purposes of its industry concentration policy. The value of a derivative instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity or reference asset, and/or, potentially, changes in the relevant industry of the issuer of the underlying security, index, commodity or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a dealer counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer.

52.

Comment: For the same reason as stated in Comment 51(d), please delete the following statement on page 3 of the SAI: “Further, the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.”

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that mortgage- and/or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a large number of other registered investment companies.

53.

Comment: Regarding the Fund’s policy for disclosure of portfolio holdings, please explain the situations in which the Fund would exercise its right “to refuse to fulfill a request [for portfolio holdings information]” and, if it has done so, please confirm the Fund would disclose the recipients of portfolio holdings information when it was not otherwise available to the public.

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Response: The Fund does not believe that the referenced language has been relied on in refusing a request to fulfill portfolio holdings information, and the Fund confirms that it will delete the referenced language in the 485(b) Filing.

54.

Comment: Please explain the following disclosure – “to oversee compliance with the terms of the license or trading arrangements” – and comment on why the Index sponsor requires non-public portfolio holdings information of the Fund.

Response: The Index’s methodology is proprietary intellectual property of the Index sponsor and its use by DoubleLine Alternatives and, by extension, the Fund, is subject to the terms and conditions of the licensing arrangements into which those parties enter with respect to the Index. As part of those licensing arrangements, DoubleLine Alternatives expects the Index sponsor to bargain for certain rights, including the right to receive information, such as portfolio holdings information, that it believes will enable it to assess whether DoubleLine Alternatives and the Fund have complied with any undertakings they have made to it.

Part C

55.	Comment: Please confirm the Fund intends to file the license agreement with the Index sponsor as an exhibit to the Registration Statement.

Response: The Fund intends to file as an exhibit to the Registration Statement any sub-license agreement related to the Index into which it enters. The Fund does not expect to be party to the agreement between DoubleLine Alternatives and the Index sponsor and respectfully declines to file that agreement as an exhibit to the Registration Statement.

56.

Comment: Please confirm that an Opinion and Consent of Counsel with respect to the legality of the shares being issued will be filed and please delete the incorporation by reference of an opinion filed with an earlier filing.

Response: The Fund confirms that a legal opinion relating to the Fund’s shares will be filed with the 485(b) Filing and that the reference to this being incorporated from an earlier filing will be deleted.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

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Keith MacLeod

cc:    Adam D. Rossetti, Esq.

 Timothy W. Diggins, Esq.

 Jeremy C. Smith, Esq.